Putnam Global Energy Fund
6/16/17

Note 7 Acquisition of Putnam Global Energy Fund

On June 19, 2017, the fund issued 749,613, 201,408, 398,266,
14,629, 109,082 and 197,800 class A, class B, class C,
class M, class R and class Y shares, respectively, for 1,744,626, 418,649, 844,723, 32,198, 249,977 and 462,587
class A, class B, class C, class M, class R and class Y shares of Putnam Global Energy Fund to acquire that funds net assets in a taxfree exchange approved by the shareholders. The purpose of the transaction was to combine two
Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam Global Energy Fund, with a fair value of $21,118,632 and an identified cost of $24,145,530 at June 16, 2017, was the principal asset acquired by the fund. The net assets of the fund and Putnam Global
Energy Fund on June 16, 2017, were $135,728,267 and $23,531,113, respectively. On June 16, 2017, Putnam Global
Energy Fund had distributions in excess of net investment income of $211,689, accumulated net realized loss of $15,341,388 and unrealized depreciation of $3,026,898. The aggregate net assets of the fund immediately following the acquisition were $159,259,380.
Assuming the acquisition had been completed on September 1, 2016, the funds pro forma results of operations for the reporting period are as follows (unaudited)


Net investment Income $1,000,162
Net loss on investments $(8,293,984)
Net decrease in net assets resulting from operations $(7,293,822)

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam Global Energy Fund that have been included in the funds Statement of operations for the current fiscal period.